ANNUAL REPORT
2023




Midland
States Bancorp, Inc.

During the past five years, our team has focused on organic growth and on operational excellence to shape the Company into a strong, efficient, customer-centric organization. The Company has built a foundation of success upon which we will continue to evolve to meet our customers' future needs. Moving into 2024, new Strategic Elements will guide our team's customer-centric focus as we continually work at being a high performing bank. These new elements focus our work toward providing superior customer experience and strong shareholder value in all economic environments.

Jeff Ludwig

The Company's 2023 Annual Report to Shareholders is available on the Company's website, and printed copies are available by request. Please contact Ms. Dacia Albin, Assistant Secretary of the Company, at 217-342-7321 or dalbin@midlandsb.com for access/delivery information.

Our Strategic Plan

We continue to focus on these five initiatives:

- Customer Centric Culture
- Operational Excellence
- Accretive Acquisitions
- Revenue Diversification
- Enterprise-Wide Risk Management

Total Assets
($ in Billions)



CAGR: 16%

CAGR since 2016 IPO: 16%

Selected Acquisitions (16 in Total)

Selected Acquisitions: Total Assets at Time of Acquisition (in millions)	
2009: Strategic Capital Bank ($540)	2010: AMCORE Bank ($500)
2014: Love Savings/Heartland Bank ($889)	2017: Centrue Financial ($990)
2018: Alpine Bancorp. ($1,243)	2019: HomeStar Financial Group ($366)

Table of Contents

Letter to Shareholders



Jeffrey G. Ludwig
President and
Chief Executive Officer
Midland States Bancorp, Inc.

Dear Shareholders:

I am pleased to report that 2023 was another strong year for the Company. We saw strong net income available to common shareholders of $66.5 million and adjusted earnings per share of $3.42 for the year. As with the past few years, the primary drivers of this performance were:

- Our model of customer-centric service and relationship banking;

- A continued focus on reducing costs and increasing operating efficiencies; and

- Increased use of technology across our business sectors.

Since I became CEO five years ago, we have managed through a pandemic, high inflation and interest rate increases totaling 525 basis points in 15 months. We also witnessed three significant bank failures in 2023, as well as unprecedented regulatory challenges, global economic volatility and shifting consumer behaviors, all of which have tested our resilience and capability. These past few years have truly been extraordinary. Despite the uncertainty caused by events in the broader world, our Company remained steadfast. We have focused on improving customer experience, controlling expenses and investing in technology. Thanks to our team's persistence, we enter 2024 in a strong position with increased levels of capital, liquidity and reserves. We finished 2023 with a Common Equity Tier 1 capital ratio of 8.40%, up from 7.77% at the end of 2022. Our allowance for credit losses on loans totaled $68.5 million, or 1.12% of total loans, at the end of 2023, which is up from $61.1 million at the end of 2022. We also estimate that uninsured deposits totaled 19% of total deposits at the end of 2023.

At the end of 2018, the Company had grown its total asset size $5.2 billion from ten years of acquisitive growth. These acquisitions helped the Company achieve the size it needed to be relevant in the market and scale to meet the needs of our customers. Since 2018, our journey has included a focus on operational efficiency. We have invested in technology, become leaner and integrated our operations after years of acquisitions. And I am proud to report that we have lowered our efficiency ratio to 55.9% in 2023, compared to 66.1% in 2018.

Adjusted Diluted Earnings Per Share



Adjusted Diluted Earnings Per Share is a non-GAAP financial measure. See page 11 for a reconciliation of this measure to its most comparable GAAP measure.

We have also continued to grow organically during the past five years. The Company has had 46% organic loan growth and 59% organic deposit growth between 2018 and 2023. This organic growth occurred as our team deepened customer relationships and continued winning new business through our customer-centric service. These efforts have strengthened our franchise, enhanced shareholder value and built a foundation upon which our future growth will be based. Our efforts again delivered strong results during 2023.

Financial Results

In 2023, our adjusted pre-tax, pre-provision earnings were $136.3 million, remaining relatively steady year-over-year, as compared to $137.5 million for 2022. Adjusted earnings available to common shareholders was $76.6 million, or $3.42 per fully diluted share in 2023 compared to adjusted earnings of $85.9 million, or $3.79 per fully diluted share in 2022. Adjusted earnings for 2023 compared to 2022 decreased primarily due to a $9.7 million decrease in net interest income, and a $5.7 million increase in preferred stock dividends.

Tangible book value per share on December 31, 2023 was $23.35, an 11.5% increase from $20.94 a share in 2022.

For the 23rd consecutive year, we increased our common dividend in 2023. When taking the share repurchases and common share dividends paid in 2023 together, we distributed $44.5 million to our common shareholders while also distributing $8.9 million of dividends to preferred shareholders.

Total loans decreased by $175.4 million or 2.8%, to $6.13 billion, as the Company originated loans in a more selective and deliberate approach to balance liquidity and funding costs. Our total average loan yield increased to 5.84% during 2023, as compared with 4.77% during 2022. Total deposits decreased by $55.1 million, or 0.87%, to $6.31 billion.

Operating Efficiency

As noted above, our focus on efficiency has yielded strong results in an inflationary environment. In 2023, our efficiency ratio remained steady at 55.9% as compared to 55.4% in 2022, which reflects our team's efforts to hold expenses flat over the prior year. Additionally, the team continues to focus on process improvements to reduce operating costs and enhance the customer experience. Technologies such as robotic processing automation (RPA) and application programming interface (API) have been key to our improvements.

Our Business Units

Community Banking. Loans in our Community Banking business increased to approximately $4.2 billion, an increase of $143.1 million or 3.5% over 2022. Increases in construction and land development loans, and residential real estate loans were offset by decreases in all other loan categories. Core deposits declined to $5.9 billion, a decrease of 3.7% year-over-year. Interest rate promotions we offered on time deposit products resulted in an increase in balances of time deposits of $213.3 million during the year.

Tangible Book Value Per Share



Tangible Book Value Per Share is a non-GAAP financial measure. See page 12 for a reconciliation of this measure to its most comparable GAAP measure.

Common Dividends Per Share



Efficiency Ratio



Efficiency ratio is a non-GAAP financial measure. See page 13 for a reconciliation of this measure to its most comparable GAAP measure.

While our consumer lending program has been primarily rooted in our longstanding relationship with GreenSky, we are now seeking to reduce our consumer portfolio. In 2023 we informed GreenSky that we would terminate our participation in its consumer loan origination program and have since ceased originations of such loans. As the existing loans from our GreenSky portfolio pay off, we plan to reinvest the cash flows into either new loan originations or investment securities or use the cash flows to pay off higher cost funding sources. While we have stopped originating additional GreenSky loans, we will still have a balance of their high credit metric loans on our balance sheet for several years during their payoff periods.

We have continued our work fostering relationships across the Banking-as-a-Service (BaaS) ecosystem and have brought on our first few relationships. We expect the BaaS initiative to start making a meaningful contribution to deposit gathering and fee income in 2024. However, we remain committed to employ strong caution, rigorous compliance and to continue our track record of robust enterprise risk management before signing new relationships. I continue to believe BaaS offers new revenue opportunities for us, and I look forward to sharing additional information about this in the future.

Enterprise risk management is the foundation of our strategic plan, and we are proud that Dan Casey joined our team as our new Chief Risk Officer in May 2023. Dan has a wealth of experience, and we are confident he is well-suited to lead our Risk team in the years to come. I also want to thank Jim Stewart, who retired during 2023 after serving as our Chief Risk Officer since 2012. Jim has played a vital role in making our existing enterprise risk management framework what it is today, and we wish Jim well in retirement.

Wealth Management. Our Wealth Management group had a strong year. Wealth Management's assets under administration increased $228.0 million, or 6.5% to $3.73 billion by the end of 2023, from year-end 2022. The increase was primarily attributable to new accounts won and market performance. The Wealth Management group continues to progress with planned improvements to their technology platform, while also adding new advisors. Overall, the Wealth Management group continues to make solid progress in strengthening our team, technology and business processes for our Wealth clients.

Equipment Finance. Our equipment finance business continues its steady performance, even as we intentionally managed the size of the overall portfolio, in line with our focus on core commercial relationships going forward. Our equipment finance portfolio stood at $1.0 billion at the end of 2023, as compared to $1.11 billion at year-end 2022, representing a decrease of 9.4%.

Total Gross Loans
($ in Millions)



Trust Assets Under Administration
($ in Millions)





Dan Casey
Chief Risk Officer
Miland States Bank

Outlook

I continue to believe we are well positioned for the future. Moving into 2024, we are clarifying our focus on a new set of Strategic Elements—a revision, but not a wholesale change from our prior strategic plan—which will focus our efforts on superior customer experience delivered through a high-tech, high-touch approach. This, in combination with our continued gains in process excellence, will position us for success as a high performing bank in the years ahead. The journey to these new Strategic Elements was an intentional, constructive process that involved multiple layers of leadership in our organization. I am most proud that this is yet another example of our One Midland culture that shines brightest through collaboration, empowerment, and accountability across our team. These Strategic Elements will guide our work in the years ahead to grow earnings and shareholder value in the face of external uncertainties.

As we move into 2024, our priorities will include growing core commercial, retail and wealth management relationships. We will also continue improving the customer experience through investments in technology and strengthening our team approach to sales and service.

I am confident that concentrating our efforts in these areas, we will deliver on our commitment to providing a superior customer experience, generating lasting value for shareholders and positioning the Company for future growth.

As always, we thank you for your continued support.

Jeffrey G. Ludwig
President and
Chief Executive Officer

March 25, 2024

Financial Highlights

Adjusted Return on Average Assets[1]



Net Interest Margin



Revenue
($ in Millions)



Noninterest Income / Revenue



Adjusted Pre-Tax Pre-Provision Earnings[1]
($ in Millions)



(1) Adjusted return on average assets, adjusted pre-tax pre-provision earnings and return on average tangible common shareholders' equity are non-GAAP financial measures. See "Non-GAAP Financial Measures" on pages 11 through 13 for a reconciliation of these measures to their most comparable GAAP measures.

Total Deposits
($ in Millions)



Total Shareholders' Equity
($ in Millions)



Total Capital to Risk-Weighted Assets



Return on Average Tangible Common Shareholders' Equity[1]



(1) Adjusted return on average assets, adjusted pre-tax pre-provision earnings and return on average tangible common shareholders' equity are non-GAAP financial measures. See "Non-GAAP Financial Measures" on pages 11 through 13 for a reconciliation of these measures to their most comparable GAAP measures.

Summary Financial Information

The following consolidated selected financial data is derived from the Company's audited consolidated financial statements as of and for the five years ended December 31, 2023. This information should be read in connection with our audited consolidated financial statements, related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in our Form 10-K for the fiscal year ended December 31, 2023.

(dollars in thousands, except per share data)	As of and for the Years Ended December 31,				
	2023	2022	2021	2020	2019
Per Share Data (Common Stock)					
Earnings					
Basic	$ 2.97	$ 4.24	$ 3.58	$ 0.95	$ 2.28
Diluted	2.97	4.23	3.57	0.95	2.26
Dividends declared	1.20	1.16	1.12	1.07	0.97
Book value	31.61	29.17	30.11	27.83	27.10
Tangible book value[1]	23.35	20.94	21.66	19.31	18.64
Market price	27.56	26.62	24.79	17.87	28.96
Weighted average shares outstanding					
Basic	22,115,869	22,341,498	22,481,389	23,336,881	24,288,793
Diluted	22,124,402	22,395,698	22,547,353	23,346,126	24,493,431
Shares outstanding at period end	21,551,402	22,214,913	22,050,537	22,325,471	24,420,345
Performance Metrics					
Return on average assets	0.95%	1.31%	1.18%	0.35%	0.96%
Return on average shareholders' equity	9.80%	14.40%	12.65%	3.55%	8.74%
Return on average common shareholders' equity	10.09%	14.83%	12.65%	3.55%	8.76%
Return on average tangible common equity [1]	13.89%	20.76%	17.91%	5.18%	12.82%
Yield on earning assets	5.57%	4.38%	3.81%	4.17%	4.83%
Cost of average interest bearing liabilities	2.86%	1.16%	0.66%	1.00%	1.43%
Net interest margin[2]	3.26%	3.57%	3.33%	3.40%	3.69%
Efficiency ratio[1]	55.91%	55.35%	57.05%	59.42%	61.53%
Common stock dividend payout ratio[3]	40.40%	27.36%	31.28%	112.63%	42.54%
Loan to deposit ratio	97.17%	99.09%	85.50%	100.05%	96.86%
Core deposits/total deposits[4]	93.86%	96.58%	97.27%	97.72%	96.09%
Adjusted Earnings Metrics					
Adjusted earnings[1]	$ 85,489	$ 89,021	$ 83,221	$ 40,183	$ 62,826
Adjusted diluted earnings per share[1]	3.42	3.79	3.65	1.70	2.54
Adjusted return on average assets[1]	1.08%	1.18%	1.21%	0.62%	1.08%
Adjusted return on average tangible common equity[1]	15.98%	18.59%	18.33%	9.24%	14.44%
Regulatory Capital Ratios					
Total risk-based capital ratio	13.20%	12.38%	12.19%	13.24%	14.72%
Tier 1 risk-based capital ratio	10.91%	10.21%	9.16%	9.20%	10.52%
Common equity tier 1 risk-based capital ratio	8.40%	7.77%	8.08%	7.99%	9.20%
Tier 1 leverage ratio	9.71%	9.43%	7.75%	7.50%	8.74%
Tangible common equity to tangible assets[1]	6.55%	6.06%	6.58%	6.46%	7.74%
Credit Quality Data					
Loans 30-89 days past due	$ 82,778	$ 32,372	$ 17,514	$ 31,460	$ 29,876
Loans 30-89 days past due to total loans	1.35%	0.51%	0.34%	0.62%	0.68%
Nonperforming loans	$ 56,351	$ 49,423	$ 42,580	$ 54,070	$ 42,082
Nonperforming loans to total loans	0.92%	0.78%	0.81%	1.06%	0.96%
Nonperforming assets	$ 67,701	$ 57,824	$ 57,069	$ 75,432	$ 50,027
Nonperforming assets to total assets	0.86%	0.74%	0.77%	1.10%	0.82%
Allowance for credit losses on loans to total loans	1.12%	0.97%	0.98%	1.18%	0.64%
Allowance for credit losses on loans to nonperforming loans	121.56%	123.53%	119.92%	111.79%	66.60%
Net charge-offs to average loans	0.22%	0.15%	0.27%	0.50%	0.23%

(1) Tangible book value per share, return on average tangible common shareholders' equity, efficiency ratio, adjusted earnings, adjusted diluted earnings per share, adjusted return on average assets, adjusted return on average tangible common equity and tangible common equity to tangible assets are non-GAAP financial measures. See "Non-GAAP Financial Measures" on pages 11 through 13 for a reconciliation of these measures to their most comparable GAAP measures.
(2) Net interest margin is presented on a fully taxable equivalent basis.
(3) Common stock dividend payout ratio represents dividends per share divided by basic earnings per share.
(4) Core deposits are defined as total deposits less certificates of deposits greater than $250,000 and brokered certificates of deposits.

Balance Sheet

(dollars in thousands)	As of December 31,		
		2023	2022
Assets			
Cash and due from banks	$	134,212	$ 153,345
Federal funds sold		849	7,286
Cash and cash equivalents		135,061	160,631
Investment securities available for sale		915,895	768,234
Equity securities		4,501	8,626
Loans		6,131,079	6,306,467
Allowance for credit losses on loans		(68,502)	(61,051)
Total loans, net		6,062,577	6,245,416
Loans held for sale		3,811	1,286
Premises and equipment		82,814	78,293
Other real estate owned		9,112	6,729
Nonmarketable equity securities		43,421	46,201
Accrued interest receivable		24,934	20,313
Loan servicing rights		20,253	1,205
Commercial FHA mortgage loan servicing rights held for sale		—	20,745
Goodwill		161,904	161,904
Other intangible assets		16,108	20,866
Company-owned life insurance		203,485	150,443
Other assets		182,992	164,609
Total assets	$	7,866,868	$ 7,855,501
Liabilities and Shareholders' Equity			
Liabilities:			
Deposits:			
Noninterest-bearing	$	1,145,395	$ 1,362,158
Interest-bearing		5,164,134	5,002,494
Total deposits		6,309,529	6,364,652
Short-term borrowings		34,865	42,311
FHLB advances and other borrowings		476,000	460,000
Subordinated debt		93,546	99,772
Trust preferred debentures		50,616	49,975
Accrued interest payable and other liabilities		110,459	80,217
Total liabilities		7,075,015	7,096,927
Shareholders' Equity:			
Perferred stock		110,548	110,548
Common stock		216	222
Capital surplus		435,463	449,196
Retained earnings		322,379	282,405
Accumulated other comprehensive loss		(76,753)	(83,797)
Total shareholders' equity		791,853	758,574
Total liabilities and shareholders' equity	$	7,866,868	$ 7,855,501

Income Statement

(dollars in thousands)	2023	2022	2021
	For the Years Ended December 31,		
Interest income	$ 404,296	$ 301,755	$ 237,817
Interest expense	168,279	56,020	30,142
Net interest income	236,017	245,735	207,675
Provision for credit losses	21,132	20,126	3,393
Net interest income after provision for credit losses	214,885	225,609	204,282
Noninterest income:			
Wealth management revenue	25,572	25,708	26,811
Residential mortgage banking revenue	1,903	1,509	5,526
Service charges on deposit accounts	11,990	10,237	9,242
Interchange revenue	14,302	13,879	14,500
(Loss) gain on sales of investment securities	(9,372)	(230)	537
Gain on termination of hedged interest rate swaps	—	17,531	2,159
Impairment on commercial mortgage servicing rights	—	(1,263)	(7,532)
Income on company-owned life insurance	4,439	3,584	4,496
Other income	17,756	8,936	14,160
Total noninterest income	66,590	79,891	69,899
Noninterest expense:			
Salaries and employee benefits	93,438	90,305	86,883
Occupancy and equipment	15,986	14,842	14,866
Data processing	26,286	24,350	24,595
FDIC insurance	4,779	3,336	3,346
Professional	7,049	6,907	10,971
Marketing	3,158	3,318	3,239
Communications	1,741	2,382	3,002
Loan expense	4,206	4,586	2,014
Amortization of intangible assets	4,758	5,410	5,855
Other real estate owned	333	5,188	1,277
Loss on mortgage servicing rights held for sale	—	3,250	222
Federal Home Loan Bank advances prepayment fees	—	—	8,536
Other expense	12,168	11,788	10,263
Total noninterest expense	173,902	175,662	175,069
Income before income taxes	107,573	129,838	99,112
Income taxes	32,113	30,813	17,795
Net income	75,460	99,025	81,317
Preferred dividends	8,913	3,169	—
Net income available to common shareholders	$ 66,547	$ 95,856	$ 81,317

Adjusted Earnings Metrics. We use the measure adjusted earnings to assess the performance of our core business and the strength of our capital position. We believe that this non-GAAP financial measure provides meaningful additional information about us to assist investors in evaluating our operating results. This non-GAAP financial measure should not be considered a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled measures used by other companies. The following table reconciles adjusted earnings, adjusted diluted earnings per share, adjusted return on average assets and adjusted return on average tangible common equity to their most comparable GAAP measures:

	For the years ended December 31,				
(dollars in thousands, except per share data)	2023	2022	2021	2020	2019
Adjusted Earnings					
Income before income taxes - GAAP	$ 107,573	$ 129,838	$ 99,112	$ 32,014	$ 72,471
Adjustments to noninterest income:					
Loss (gain) on sales of investment securities, net	9,372	230	(537)	(1,721)	(674)
(Gain) on termination of hedged interest rate swaps	—	(17,531)	(2,159)	—	—
(Gain) on sale of Visa B shares	(1,098)	—	—	—	—
(Gain) on repurchase of subordinated debt	(676)	—	—	—	—
Other income	—	—	(48)	17	29
Total adjustments to noninterest income	7,598	(17,301)	(2,744)	(1,704)	(645)
Adjustments to noninterest expense:					
Impairment related to facilities optimization	—	—	—	(12,847)	(3,577)
(Loss) gain on mortgage servicing rights held for sale	—	(3,250)	(222)	(1,692)	490
FHLB advances prepayment fees	—	—	(8,536)	(4,872)	—
Loss on repurchase of subordinated debt	—	—	—	(193)	(1,778)
Integration and acquisition expenses	—	(347)	(4,356)	(2,309)	(5,493)
Total adjustments to noninterest expense	—	(3,597)	(13,114)	(21,913)	(10,358)
Adjusted earnings pre tax - non-GAAP	115,171	116,134	109,482	52,223	82,184
Adjusted earnings tax	29,682	27,113	26,261	12,040	19,358
Adjusted earnings - non-GAAP	$ 85,489	$ 89,021	$ 83,221	$ 40,183	$ 62,826
Preferred stock dividends, net	8,913	3,169	—	—	46
Adjusted earnings available to common shareholders	$ 76,576	$ 85,852	$ 83,221	$ 40,183	$ 62,780
Adjusted diluted earnings per common share	$ 3.42	$ 3.79	$ 3.65	$ 1.70	$ 2.54
Weighted average shares outstanding - diluted	22,124,402	22,395,698	22,547,353	23,346,126	24,493,431
Average Assets	$ 7,906,724	$ 7,536,647	$ 6,881,592	$ 6,529,226	$ 5,835,086
Adjusted return on average assets	1.08%	1.18%	1.21%	0.62%	1.08%
Average tangible common equity	$ 479,267	$ 461,842	$ 454,061	$ 434,673	$ 434,681
Adjusted return on average tangible common equity	15.98%	18.59%	18.33%	9.24%	14.44%
Adjusted Pre-Tax, Pre-Provision Earnings					
Adjusted earnings pre-tax - non-GAAP	$ 115,171	$ 116,134	$ 109,482	$ 52,223	$ 82,184
Provision for credit losses	21,132	20,126	3,393	44,361	16,985
Impairment on commercial mortgage servicing rights	—	1,263	7,532	12,337	2,139
Adjusted pre-tax, pre-provision earnings - non-GAAP	$ 136,303	$ 137,523	$ 120,407	$ 108,921	$ 101,308
Adjusted pre-tax, pre-provision return on average assets	1.72%	1.82%	1.75%	1.67%	1.74%

Tangible Common Equity, Tangible Common Equity to Tangible Assets Ratio and Tangible Book Value Per Share. Tangible common equity, tangible common equity to tangible assets ratio and tangible book value per share are non-GAAP measures generally used by financial analysts and investment bankers to evaluate capital adequacy. We calculate: (i) tangible common equity as total shareholders' equity less preferred equity, goodwill and other intangible assets (excluding mortgage servicing rights); (ii) tangible assets as total assets less goodwill and other intangible assets; and (iii) tangible book value per share as tangible common equity divided by shares of common stock outstanding.

Our management, banking regulators, many financial analysts and other investors use these measures in conjunction with more traditional bank capital ratios to compare the capital adequacy of banking organizations with significant amounts of preferred equity and/or goodwill or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions. Tangible common equity, tangible assets, tangible book value per share and related measures should not be considered in isolation or as a substitute for total shareholders' equity, total assets, book value per share or any other measure calculated in accordance with GAAP. Moreover, the manner in which we calculate tangible common equity, tangible assets, tangible book value per share and any other related measures may differ from that of other companies reporting measures with similar names. The following table reconciles shareholders' equity (on a GAAP basis) to tangible common equity and total assets (on a GAAP basis) to tangible assets, and calculates our tangible common equity to tangible assets ratio and tangible book value per share:

(dollars in thousands, except per share data)	For the years ended December 31,				
	2023	2022	2021	2020	2019
Shareholders' Equity to Tangible Common Equity					
Total shareholders' equity—GAAP	$ 791,853	$ 758,574	$ 663,837	$ 621,391	$ 661,911
Adjustments:					
Preferred Stock	(110,548)	(110,548)	—	—	—
Goodwill	(161,904)	(161,904)	(161,904)	(161,904)	(171,758)
Other intangible assets	(16,108)	(20,866)	(24,374)	(28,382)	(34,886)
Tangible common equity	$ 503,293	$ 465,256	$ 477,559	$ 431,105	$ 455,267
Total Assets to Tangible Assets					
Total assets—GAAP	$ $7,866,868	$ $7,855,501	$ $7,443,805	$ $6,868,540	$ $6,087,017
Adjustments:					
Goodwill	(161,904)	(161,904)	(161,904)	(161,904)	(171,758)
Other intangible assets	(16,108)	(20,866)	(24,374)	(28,382)	(34,886)
Tangible Assets	$ 7,688,856	$ 7,672,731	$ 7,257,527	$ 6,678,254	$ 5,880,373
Common Shares Outstanding	21,551,402	22,214,913	22,050,537	22,325,471	24,420,345
Tangible common equity to tangible assets ratio	6.55%	6.06%	6.58%	6.46%	7.74%
Tangible Book Value Per Share	$ 23.35	$ 20.94	$ 21.66	$ 19.31	$ 18.64

Return on Average Tangible Common Equity. Management measures return on average tangible common equity to assess the Company's capital strength and business performance. Tangible equity excludes preferred equity, goodwill and other intangible assets (excluding mortgage servicing rights), and is reviewed by banking and financial institution regulators when assessing a financial institution's capital adequacy. This non-GAAP financial measure should not be considered a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled measures used by other companies. The following table reconciles return on average tangible common equity to its most comparable GAAP measure:

(dollars in thousands)	For the years ended December 31,				
	2023	2022	2021	2020	2019
Net income available to common shareholders	$ 66,547	$ 95,856	$ 81,317	$ 22,537	$ 55,738
Average Shareholders' Equity to Average Tangible Common Equity					
Average total shareholders' equity—GAAP	$ 770,095	$ 687,876	$ 642,698	$ 634,995	$ 638,307
Adjustments:					
Preferred Stock	(110,548)	(41,493)	—	—	(1,561)
Goodwill	(161,904)	(161,904)	(161,904)	(168,821)	(166,721)
Other intangible assets	(18,376)	(22,637)	(26,733)	(31,501)	(35,344)
Average tangible common equity	$ 479,267	$ 461,842	$ 454,061	$ 434,673	$ 434,681
Return on average tangible common equity	13.89%	20.76%	17.91%	5.18%	12.82%

Efficiency Ratio. Management uses the efficiency ratio to measure how effective the Bank is in using overhead expenses, including salaries and benefit costs and occupancy expenses as well as other operating expenses, in generating revenues. We believe that this non-GAAP financial measure provides meaningful information to further assist investors in evaluating our operating results. This non-GAAP financial measure should not be considered a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled measures used by other companies. The following table reconciles the efficiency ratio to its most comparable GAAP measure:

(dollars in thousands)	For the years ended December 31,				
	2023	2022	2021	2020	2019
Noninterest expense - GAAP	$ 173,902	$ 175,662	$ 175,069	$ 184,010	$ 175,641
Adjustments to noninterest expense:					
Impairment related to facilities optimization	—	—	—	(12,847)	(3,577)
(Loss) gain on mortgage servicing rights held for sale	—	(3,250)	(222)	(1,692)	490
FHLB advances prepayment fees	—	—	(8,536)	(4,872)	—
Loss on repurchase of subordinated debt	—	—	—	(193)	(1,778)
Integration and acquisition expenses	—	(347)	(4,356)	(2,309)	(5,493)
Adjusted noninterest expense	$ 173,902	$ 172,065	$ 161,955	$ 162,097	$ 165,283
Net interest income - GAAP	236,017	245,735	207,675	199,136	189,815
Effect of tax-exempt income	828	1,283	1,543	1,766	2,045
Adjusted net interest income	$ 236,845	$ 247,018	$ 209,218	$ 200,902	$ 191,860
Noninterest income - GAAP	66,590	79,891	69,899	61,249	75,282
Adjustments to noninterest income:					
Impairment (recapture) on commercial mortgage servicing rights	—	1,263	7,532	12,337	2,139
(Gain) loss on sales of investment securities, net	9,372	230	(537)	(1,721)	(674)
(Gain) on termination of hedged interest rate swaps	—	(17,531)	(2,159)	—	—
(Gain) on repurchase of subordinated debt	(676)	—	—	—	—
(Gain) on sale of Visa B shares	(1,098)	—	—	—	—
Other income	—	—	(48)	17	29
Adjusted noninterest income	$ 74,188	$ 63,853	$ 74,687	$ 71,882	$ 76,776
Adjusted total revenue	$ 311,033	$ 310,871	$ 283,905	$ 272,784	$ 268,636
Efficiency ratio	55.91%	55.35%	57.05%	59.42%	61.53%

2023 Actual Cash Dividend Data

Quarter	Record Date	Payment Date	Share Amount
1	February 17, 2023	February 24, 2023	$0.30
2	May 12, 2023	May 19, 2023	$0.30
3	August 11, 2023	August 18, 2023	$0.30
4	November 17, 2023	November 24, 2023	$0.30

Ten-year Dividend History and Book Value Per Share

Year	Cash Dividends for the Year		Book Value Per Share - at End of Year	
	Amount	% Increase	Amount	% Increase
2014	$0.59	11.3%	$18.72	5.1%
2015	$0.65	10.2%	$19.74	5.4%
2016	$0.72	10.8%	$20.78	5.3%
2017	$0.80	11.1%	$23.35	12.4%
2018	$0.88	10.0%	$25.50	9.2%
2019	$0.97	10.2%	$27.10	6.3%
2020	$1.07	10.3%	$27.83	2.7%
2021	$1.12	4.7%	$30.11	8.2%
2022	$1.16	3.6%	$29.17	-3.1%
2023	$1.20	3.4%	$31.61	8.4%

Two-year Stock Price

Our common stock trades on the NASDAQ Global Select Market ("NASDAQ") under the symbol "MSBI." The following table sets forth the high and low sales prices of our common stock for the years ended December 31, 2023 and 2022 as reported by NASDAQ.

	Price Per Share	
	High	Low
2023		
Fourth Quarter	$28.47	$19.85
Third Quarter	$24.46	$19.62
Second Quarter	$22.66	$17.98
First Quarter	$27.38	$20.47
2022		
Fourth Quarter	$28.59	$23.60
Third Quarter	$28.88	$23.48
Second Quarter	$29.86	$23.74
First Quarter	$30.60	$24.92

Our Environmental, Social and Governance Program (ESG)

Environmental

Our environmental initiatives pertain to our internal business operations and our Bank's lending activities.

Facilities

- We have installed solar power in 22 Midland locations.
- Our corporate headquarters, built in 2011, is LEED (Silver) Certified.
- We have made more than $50 million of credit available for residential and commercial solar projects since 2011.

Paper Reduction

- More than 50% of our customers use paperless statements and we have had a paper elimination program in place since 2010.

Social

We strive to further the financial success of the families and small-medium sized/ minority owned businesses in our markets by offering fair products and services supported by financial education and other measures.

Our Community Impact Investment goals (available at www.midlandsb.com/community) as well as our Community Development Plan (CDP) (available at www.midlandsb.com/community-development-plan) are designed to ensure we serve as a catalyst for community development in our neighborhoods.

We strive to safekeep our customer's information and help them reduce the chance of identity theft and online fraud.

Community Impact

- We have been serving families and businesses since 1881, offering products and services based on the needs of our customers.
- We work with more than 200 community organizations to ensure we address the needs of each of our markets in the areas of lending, investments, philanthropy, products, community engagement, and inclusion.
- The Midland Institute CEO program, a unique year-long program designed to teach entrepreneurship to high school students, was created in 2010. As of 2023, 70 programs serving 330 schools utilize this powerful program for energizing tomorrow's business leaders.

Culture and People

- Since 2008, Midland has provided all employees with personal and professional development training.
- Midland's Advanced Study for Talent Enrichment and Resource Training (MASTERS) program serves to develop future leaders of the Company. To date 68% of participants have been women or minority employees.
- In April 2020, Midland established the Diversity & Inclusion Council. This council, now known as the Council of Belonging, continues to actively contribute to our Company culture, reinforcing our commitment to diversity, inclusion and belonging for all employees.
- Midland offers employees paid time off to contribute their time and talents to recognized charities, causes, or not-for-profit community organizations.

Philanthropy

- Since its creation in 2011, the Midland States Bank Foundation has contributed more than $1.8 million to non-profit organizations throughout Midland's footprint. The Foundation seeks to align contributions with Midland's Community Impact focus: education, work force development, financial empowerment, housing, small business development and health & wellness. Priority is given to programs or organizations that focus on low- to moderate-income populations.

Financial Education

- In 2023, we provided over 600 volunteer hours specific to financial empowerment seminars in our communities.
- Since 2015 we have held more than 450 financial literacy seminars benefiting low to moderate income or minority neighborhoods in our footprint.

Community Development and Financial Inclusion

- Through our Believable Banking® Residential Mortgage and Home Improvement programs we have made $123.5 million of loans to families underserved by traditional loan programs.
- Our banking products and services are offered through our personal bankers, online with materials clearly describing the features, costs and alternatives available, and by dual-language materials in our branches and our ADA compliant website.

Governance

Midland has a long history of effective corporate governance, inclusiveness and providing opportunities for personal and professional development for all employees.

Our Executive Compensation program is designed to reward growth oriented results without exceeding proper credit and other risk tolerances for a community-focused banking organization. For example, under our executive compensation program we do not provide tax gross-ups, we do not include walk-away severance payments or single-trigger cash payments upon a change of control, we do not provide single-trigger vesting of equity awards in change of control transactions for awards granted during 2020 and thereafter under our 2019 Long-Term Incentive Plan, and we do not reprice equity awards without prior shareholder approval.

Midland has adopted a Clawback Policy that requires the recoupment of certain cash and equity incentive compensation paid to or deferred by certain executives in the event the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the federal securities laws.

Reputation and Ethics

- Midland States Bank was one of the first banks in the nation to have a woman on its board (1903).
- Our board includes female, Hispanic and African American representation and has since before becoming a publicly traded company in 2016.
- Our Code of Business Conduct and Ethics is available at investors.midlandsb.com.

Oversight of Strategy and Risk Management

- The Company's Chair and CEO roles have been separate since the Company's inception (1988).
- All directors, except our CEO, are "independent" pursuant to applicable SEC/NASDAQ rules.
- Our board of directors has established a Risk and Compliance Committee to oversee all aspects of risk and compliance management across our enterprise.
- Consistent with COSO's 2017 Enterprise-Wide Risk Management (ERM) Framework, our ERM program employs business process risk ownership and the "three lines of defense" model. The primary objectives of our ERM framework are to:
- Maintain sufficient liquidity given our funding requirements;
- Identify, measure, monitor and report market, credit and operational risks;
  - Promote awareness of emerging risks among all employees, managers, directors; and
  - Manage avoidable exposures through a robust framework of internal controls.

Data Security & Privacy

- We utilize data security programs and a privacy policy under which we do not sell or share customer information with non-affiliated entities.

Executive Compensation

- Our executive compensation, including all performance related compensation, is evaluated annually by Risk Management to ensure consistency with Federal Reserve Safety and Soundness requirements, and the Interagency Guidance on Sound Incentive Compensation Policies issued jointly by the federal regulatory agencies.
- All cash and equity incentive programs for executive officers include performance metrics and/or four-year vesting periods.

Board of Directors



Jeffrey C. Smith
Midland States Bancorp, Inc.
Chairman

Midland States Bank
Chairman

Walters Golf Management
Principal and Managing
Partner



Jeffrey G. Ludwig
Midland States Bancorp, Inc.
Vice Chairman, President
and Chief Executive Officer

Midland States Bank
Chief Executive Officer



R. Dean Bingham
Agracel, Inc.
Chief Executive Officer



Jennifer L. DiMotta
DiMotta Consulting LLC
President



Deborah A. Golden
Former Executive Vice
President, General Counsel
and Secretary of GATX



Jerry L. McDaniel
Superior Fuels, Inc.
Dirtbuster Carwash, LLC
President



Jeffrey M. McDonnell
J&J Management
Services, Inc.
Chief Executive Officer



Gerald J. Carlson
Former Managing Partner
of KPMG's Washington D.C.
Metropolitan and
Chesapeake Regions



Richard T. Ramos
Maritz Holdings, Inc.
Executive Vice President
Chief Financial Officer
and Board Member



Robert F. Schultz
JM Schultz Investment
Company
Managing Partner



Sherina M. Edwards
Former Chief Strategy
Officer of MasTec, Inc.

Management Team

Executive Management

Jeffrey G. Ludwig
Midland States Bancorp, Inc.
President and
Chief Executive Officer

Midland States Bank
Chief Executive Officer

Jeffrey S. Mefford
Midland States Bancorp, Inc.
Executive Vice President

Midland States Bank
President

Jeffrey A. Brunoehler
Midland States Bank
Senior Vice President,
Chief Credit Officer

Douglas J. Tucker
Midland States Bancorp, Inc.
Senior Vice President,
Corporate Counsel and Secretary

Midland States Bank
Senior Vice President,
Corporate Counsel

Daniel E. Casey
Midland States Bank
Chief Risk Officer

Eric T. Lemke
Midland States Bancorp, Inc.
Chief Financial Officer

Midland States Bank
Chief Financial Officer

Senior Management

Corporate

Donald Spring
Chief Accounting Officer and
Corporate Controller

Shonna Kracinski
Chief Human Resources Officer

Kyle Mooney
Chief Information Officer

William Wierman, Jr.
Director - Credit Underwriting

Dena Steele
Director – Marketing

Banking

Timothy Spitz
Senior Vice President

Frank Turza
Director - Retail Banking

Richard Kantor
Director - Commercial Banking

Elizabeth Schweger
Director - Commercial Services

Martesha Brown
Director - Community Economic
Development

Wealth Management

Dan Stevenson
Executive Vice President -
Consumer Banking and Wealth
Management

Midland Equipment Finance

Frederick Van Etten
President

For press releases, financial information
and more, visit midlandsb.com/investors.



1201 Network Centre Drive, Effingham, IL 62401 • midlandsb.com • 1-855-696-4352